Exhibit 99.2

PRESS RELEASE

Sanofi, Evotec and Apeiron Biologics Enter Collaboration
To Develop Novel Small Molecule Immuno-Oncology Treatments

- The collaboration aims to bring together complementary expertise to identify and develop potential first-in-class cancer medicines -

Paris, August 10, 2015 — Sanofi announced today that it has entered a research collaboration and license agreement with Evotec and Apeiron Biologics to discover and develop first-in-class small molecule-based immuno-oncology therapies to treat solid and hematological cancers by enhancing the anti-tumor activity of the human immune system.

“Immuno-oncology has emerged as a particularly promising field to create potentially curative treatment options for many cancer patients,” said Victoria Richon, Vice-President and Head of Cancer Research, Discovery and Early Development for Sanofi. “Partnering with Evotec and Apeiron Biologics will significantly advance our shared vision toward realizing the full value of these innovative small molecule treatments.”

Based on Evotec’s technological expertise and Apeiron Biologics’ experience with immunology, the new collaboration will focus on the identification of novel small molecules and their targets to develop next-generation therapies in immuno-oncology. These treatments are expected to complement currently available checkpoint inhibitors.  The collaboration is based on the initial successful outcome of a phenotypic high throughput screen of potential compounds for development that was commissioned by Apeiron Biologics and conducted by Evotec. Under the collaboration, Sanofi has the option of screening its own compound libraries to identify new small molecule candidates for development.

“We are pleased and proud that our joint efforts in immuno-oncology with Apeiron have led to this partnership with Sanofi,” said Dr. Werner Lanthaler, Chief Executive Officer of Evotec. “The collaboration is a great example of an efficient translation from early-stage research to pharma development.”

“It is encouraging to see that our work, even at an early stage, can attract interest from one of the world’s leading, large biopharmaceutical companies,” said Dr. Hans Loibner, Chief Executive Officer of Apeiron Biologics. “We look forward to applying all the different skills and resources bundled in this collaboration for the benefit of this treatment concept and ultimately for the benefit of patients.”

Under the terms of the agreement, Sanofi will have sole responsibility for all development, regulatory, commercial and manufacturing activities of the products resulting from the collaboration. Sanofi will support two years of funding for Evotec and Apeiron to conduct the research program, which will include potential early success milestone payments. Upon continuation, as decided by Sanofi, Evotec will be entitled to receive further development, regulatory and commercial milestone payments, which could total more than €200 million, and royalties on net sales.

About Immuno-Oncology

Immuno-oncology is a promising, emerging therapeutic approach to disease management in cancer. Research under way is aimed at understanding how the immune system itself can be powered to recognize and eliminate cancer cells. Although still in its early stages, immune-mediated therapies are showing the potential to dramatically improve outcomes for patients with certain types of cancer.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts: Media Relations Jack Cox Tel.: + (33) 1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: + (33) 1 53 77 45 45 ir@sanofi.com

Global R&D Communications Amy Ba, Ph.D. Tel: +1 (617) 665-4851 amy.ba@sanofi.com